UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BONA FILM GROUP LIMITED

(Name of Issuer)

American Depositary Shares representing Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, or ADSs, of the Issuer. Two ADSs represent one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS SAIF Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,417,508 ADSs
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,417,508 ADSs
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,508 ADSs
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[1]
12	TYPE OF REPORTING PERSON PN

[1]

This percentage represents the percentage of Ordinary Shares beneficially owned by the Reporting Person through its beneficial ownership of ADSs, and is based upon 30,402,346 Ordinary Shares of the Issuer outstanding as of September 30, 2012, as reported by the Issuer in a Form 6-K filed on November 16, 2012.

CUSIP No. 09777B107	SCHEDULE 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS SAIF IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,417,508 ADSs[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,417,508 ADSs[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,508 ADSs[2]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[3]
12	TYPE OF REPORTING PERSON PN

[2]	The record holder of the ADSs is SAIF Partners IV L.P. SAIF IV GP, L.P. is the sole general partner of SAIF Partners IV L.P.
[3]

This percentage represents the percentage of Ordinary Shares beneficially owned by the Reporting Person through its beneficial ownership of ADSs, and is based upon 30,402,346 Ordinary Shares of the Issuer outstanding as of September 30, 2012, as reported by the Issuer in a Form 6-K filed on November 16, 2012.

CUSIP No. 09777B107	SCHEDULE 13G	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS SAIF IV GP Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,417,508 ADSs[4]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,417,508 ADSs[4]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,508 ADSs[4]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[5]
12	TYPE OF REPORTING PERSON CO

[4]	The record holder of the ADSs is SAIF Partners IV L.P. SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P.
[5]

This percentage represents the percentage of Ordinary Shares beneficially owned by the Reporting Person through its beneficial ownership of ADSs, and is based upon 30,402,346 Ordinary Shares of the Issuer outstanding as of September 30, 2012, as reported by the Issuer in a Form 6-K filed on November 16, 2012.

CUSIP No. 09777B107	SCHEDULE 13G	Page 5 of 6 Pages

Item 1(a)	Name of Issuer:

Bona Film Group Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11/F, Guan Hu Garden 3

105 Yao Jia Yuan Road, Chaoyang District

Beijing 100025, People’s Republic of China

Item 2(a)	Name of Person Filing:

SAIF Partners IV L.P.

SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

SAIF Partners IV L.P.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

c/o SAIF Advisors Limited

Suite 2516 — 2520, Two Pacific Place,

88 Queensway, Hong Kong

SAIF IV GP, L.P.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

c/o SAIF Advisors Limited

Suite 2516 — 2520, Two Pacific Place,

88 Queensway, Hong Kong

SAIF IV GP Capital Ltd.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

c/o SAIF Advisors Limited

Suite 2516 — 2520,

Two Pacific Place,

88 Queensway, Hong Kong

CUSIP No. 09777B107	SCHEDULE 13G	Page 6 of 6 Pages

Item 2(c)	Citizenship

SAIF Partners IV L.P. — Cayman Islands

SAIF IV GP, L.P. — Cayman Islands

SAIF IV GP Capital Ltd. — Cayman Islands

Item 2(d)	Title of Class of Securities:

American Depositary Shares representing Ordinary Shares, par value $0.0005 per share

Item 2(e)	CUSIP Number:

09777B107

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference

SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Andrew Y. Yan is the sole director and shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer. Mr. Yan disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Amendment No. 1 to Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated:  January 25, 2013

SAIF Partners IV L.P.

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A of the initial Schedule 13G filed with the Securities and Exchange Commission on July 25, 2012)